Exhibit (a)(1)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

June 17, 2011

Dear Dividend Capital Total Realty Trust Inc. Stockholder:

On June 7, 2011, MPF Flagship Fund 14, LLC; MPF Flagship Fund 15, LLC; MPF Income Fund 26, LLC; MPF Platinum Fund, LP; MPF Northstar Fund, LP and Coastal Realty Business Trust (collectively, “MPF”) commenced an unsolicited offer to purchase up to 10,000,000 shares of common stock of Dividend Capital Total Realty Trust Inc. (the “Company”) at a price of $4.00 per share in cash, less the amount of any dividends paid or declared with respect to the shares on or between the date of the Offer and the expiration date of the Offer (the “Offer”). The shares MPF is proposing to acquire constitute approximately 5.43% of the Company’s outstanding common stock.

You should be aware that the Company is not in any way affiliated with MPF, and we believe that this Offer is not in the best interest of our stockholders. After carefully evaluating the Offer and consulting with our management and outside legal advisors, the Board of Directors of the Company unanimously recommends that you reject the Offer and not tender your shares.

The Board acknowledges that each stockholder must evaluate whether to tender his or her shares to MPF pursuant to the Offer and that, because there is no trading market for the shares, and there is only a limited opportunity to redeem shares under the Company’s existing share redemption program, which the Board has the right to amend, suspend or terminate at any time, an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

Enclosed is our Schedule 14D-9, which we filed with the Securities and Exchange Commission in response to the Offer. Please carefully read it before making your decision. The Schedule 14D-9 gives you a more detailed description of the Board of Directors’ reasons for recommending against the Offer. As more fully set forth in the Schedule 14D-9, we believe that the Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of the shares. Also, as more fully set forth in the Schedule 14D-9, given the timing of the Offer and the offer price, the Board believes that the Offer represents an opportunistic attempt to purchase shares at a low price and make a profit and, as a result, deprive the stockholders who tender shares in the Offer of the full current value of the shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In summary, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares to MPF.

Sincerely,

John A. Blumberg

Chairman of the Board

Dividend Capital Total Realty Trust Inc.